
March 7, 2017

Samuel Goldfinger
Chief Financial Officer
The One Group Hospitality, Inc.
411 W. 14th Street, 2nd Floor,
New York, New York 10014

>   **Re: The One Group Hospitality, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed March 30, 2016**
>   **File No. 001-37379**

Dear Mr. Goldfinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data

Note 10. Income Taxes, page F-21

1.   We note from your response to our prior comment 2 that assumptions used in your future taxable income projections as of June 30, 2015 included a projected increase in revenues by new restaurants which opened or were expected to late 2015 and 2016. However, you state in your response to prior comment 3 that your largest restaurant located in Orlando was initially expected to open in spring/summer of 2015 but due to significant delays in construction did not open until late May 2016. Please tell us what consideration was given to this delay at the time your June 30, 2015 projections were made given the timing of the opening was scheduled and delayed around the time your entire deferred tax asset was reversed in fiscal 2015.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure